Exhibit 99.1

March 27, 2017

TO:	All Securities Commissions of Canada

Toronto Stock Exchange

Re: Notice of Meeting and Record Dates Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a meeting of the shareholders for the undermentioned issuer:

Issuer:	Fortuna Silver Mines Inc.
Meeting Date:	Thursday, June 15, 2017
Record Date for Notice and Voting:	Wednesday, April 26, 2017
Beneficial Ownership Determination Date:	Wednesday, April 26, 2017
Security Description:	Common Shares
CUSIP:	349915 10 8
ISIN:	CA3499151080
Meeting Type:	Annual
Issuer Sending Material via Notice-and-Access:	Yes
Issuer Sending Material Directly to NOBOs:	No
Issuer Paying to Send Material to OBOs:	Yes

FORTUNA SILVER MINES INC.

Per: Sally Whittall, Corporate Secretary